Exhibit 99.1

Contact: Trinity Biotech plc John Gillard (353)-1-2769800	Lytham Partners, LLC Joe Diaz (1)-602-889-9700 E-mail investorrelations@trinitybiotech.com

Trinity Biotech Announces the $30 Million Sale of its Life
Sciences Supply Business to Biosynth

DUBLIN, Ireland, April 20, 2023 (GLOBE NEWSWIRE) -- Trinity Biotech plc (Nasdaq: TRIB) (the “Company”), a leading developer and manufacturer of diagnostic solutions for the point-of-care and clinical laboratory markets, today announced it has entered into an agreement to sell its Fitzgerald Industries life sciences supply business, consisting of Benen Trading Ltd and Fitzgerald Industries International, Inc, to Biosynth for cash proceeds of approximately $30 million subject to customary adjustments. Biosynth is owned, amongst others, by KKR, Ampersand Capital Partners and management. The sale is expected to close in April 2023.

Trinity Biotech pursued this transaction as part of its plan to transform into a high growth innovator in diabetes care and decentralised monitoring and diagnostic solutions. Life sciences supply is no longer core to Trinity Biotech’s refined long-term strategy. This transaction is expected to significantly reduce the Company’s net debt (i.e., borrowings less cash) by approximately 40% and is an integral step in strengthening its balance sheet in line with its refined strategic focus areas. The Fitzgerald life sciences supply business generated revenue of approximately $12 million in the year ended 31 December 2022, and was EBITDA positive.  The approximately $30 million cash proceeds from Biosynth includes funding to Fitzgerald Industries to allow it repay intercompany loans owed to Trinity Biotech.

The Company plans to initially use approximately $11 million of the proceeds of the sale to repay approximately $10.1 million of its senior secured debt held by Perceptive Advisors plus an approximately $900,000 early repayment penalty. In connection with this transaction, the Company has entered into an amendment to its senior secured term loan credit facility with Perceptive Advisors, which significantly reduces the Company’s minimum revenue covenants under that loan.

The Company believes that Biosynth, a supplier of critical raw materials to the life sciences industry, is an excellent fit for Fitzgerald Industries, and that Fitzgerald Industries will continue to flourish as part of Biosynth.

Comments

Commenting, John Gillard, Chief Financial Officer and Executive Director of Trinity Biotech stated, “While Fitzgerald Industries has been a strong contributor to Trinity Biotech over the past several years, in light of our refined focus on diabetes care and decentralised diagnostic solutions, we believe that now is the right time to exit the Fitzgerald Industries business. The cash proceeds significantly reduce Trinity Biotech’s net debt and this is a key milestone in repositioning the Company’s balance sheet profile to shift towards growth opportunities. This transaction should allow Trinity Biotech to reduce its debt servicing costs and provide capital for growth, transformation, and potentially further debt reduction. We wish the Fitzgerald Industries team and Biosynth all the very best for the future.”

Commenting, Dr. Urs Spitz, CEO and President of Biosynth, said, “Biosynth is building a world-class offering of critical biological materials for the diagnostics industry. The combination of Fitzgerald Industries and our acquisition of Dublin-based Aalto Bio Reagents last year extends our product portfolio to 57,000 antigens and antibodies, and brings us truly global scale. The acquisition continues the expansion of our offering across complex chemicals, peptides and key biologics to help secure fragmented pharma and diagnostics supply chains. We are excited to work with the Fitzgerald Industries team to further grow and deliver the best to our customers.”

PwC Corporate Finance acted as lead advisor to Trinity Biotech on this transaction.  Matheson LLP and Carter Ledyard & Milburn LLP acted as Irish and U.S. legal advisers, respectively to Trinity Biotech.

Forward-Looking Statements

Certain statements made in this release that are not historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements.  These forward-looking statements involve known and unknown risks and uncertainties.  Many factors could cause the actual results, performance or achievements of Trinity Biotech to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, but not limited to, the results of research and development efforts, risks associated with the outbreak and global spread of the coronavirus (COVID-19), the effect of regulation by the U.S. Food and Drug Administration and other agencies, the impact of competitive products, product development commercialization and technological difficulties.  For additional information regarding these and other risks and uncertainties associated with Trinity Biotech’s business, reference is made to our reports filed from time to time with the U.S. Securities and Exchange Commission.  We undertake no obligation to update or revise any forward-looking statements for any reason.

About Trinity Biotech

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com

About Biosynth

Biosynth is a supplier of critical raw materials, securing life sciences supply chains with global research, manufacturing and distribution facilities. Supplying the pharmaceutical, life science and diagnostic sectors; where Chemistry meets Biology, Products meet Services and Innovation meets Quality, Biosynth is at the Edge of Innovation. With a leading research product portfolio of over a million products and end-to-end manufacturing services, Biosynth’s expertise and capability runs across Complex Chemicals, Peptides and Key Biologics all from one trusted partner. Headquartered in Staad, Switzerland, Biosynth is owned amongst others by KKR, Ampersand Capital Partners and management. Find out more about Biosynth at www.biosynth.com